CATLIN

File Number: 82-34808

CATLIN GROUP LIMITED

Cumberland House, 6th Floor,
1 Victoria Street, Hamilton,
Bermuda HM 11

P.O. Box HM 1287
Hamilton HMFX
Bermuda

Telephone (441) 296-0060
Fax (441) 296-6016
www.catlin.com


05007966

28th April 2005

US Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
Mail Stop 3-2
450 Fifth Street, NW
Washington, DC 20549
USA

Re: Catlin Group Limited, Rule 12g3-2(b) Exemption, File No. 82-34808

To whom it may concern:

Please find enclosed information and/or documents furnished on behalf of Catlin Group Limited, Rule 12g3-2(b) File No. 82-34808, submitted pursuant to paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

INDEX

Announcement	Date
REG-Catlin Group Limited Holding(s) in Company	28/04/2005

Yours faithfully,

Krupali Patel

82-34808



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REG-Catlin Group Limited Holding(s) in Company
Released: 28/04/2005

RNS Number:6601L
Catlin Group Limited
28 April 2005

Holding in Company

Catlin Group Limited ("the Company") has received notification from Th
Sachs Group, Inc. as follows:

1. As of the close of business on 26 April 2005, Goldman Sachs Interna an indirect, wholly owned subsidiary of The Goldman Sachs Group, Ir interested, as beneficial owner, in 1,177,954 shares represented by depositary instruments, and as legal and beneficial owner, in 4,40C shares, in the Company. This represents 3.62% of the votes of the C and 3.62% of the share capital.

2. As of the close of business on 27 April 2005, Goldman Sachs Interna longer had a disclosable interest in the shares of the Company.

- Ends -

This information is provided by RNS
The company news service from the London Stock Exchange

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